Filed by Spring Valley Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Commission File No. 333-289798-01

Date: September 17, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Merger Sub II, Inc., a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”).

On September 16, 2025, Eagle made the below communications on its LinkedIn and X accounts.

On September 9, 2025, the following article by April Roach was published online by CNBC (www.cnbc.com).

The uranium boom is back as demand for nuclear surges

KEY POINTS

•	Demand for uranium is forecast to rise by nearly a third by 2030 and to more than double by 2040, according to the World Nuclear Association.

•	There’s “momentum in the industry which we have not seen for decades,” Boris Schucht, CEO of uranium enrichment firm Urenco, told CNBC.

•	But accelerated permitting, mining innovations and new explorations of uranium will need to take place to meet growing demand, according to the WNA.

Canisters filled with uranium hexafluoride gas at the Urenco USA uranium enrichment facility near Eunice, New Mexico, US, on Tuesday, July 11, 2023. Mark Felix | Bloomberg | Getty Images

A revival of nuclear energy is spurring demand for uranium, as the hunt for fuel reshapes the investment landscape.

Described as “the heavenly atom,” uranium and its concentrated energy are essential for fueling nuclear reactors. After years of skepticisim following the Fukushima disaster of 2011, a growing need for large, reliable supplies of power to support the world’s AI boom has brought nuclear energy — and the fuel required for it — back into the spotlight.

Demand for uranium is forecast to rise by nearly a third to roughly 86,000 tons by 2030 and to rise to 150,000 tons by 2040, according to a report released by the World Nuclear Association last week.

In addition to the vast amounts of capital that are required to realize the sector’s nuclear hopes, data also showed that accelerated permitting, mining innovations and new explorations of uranium will need to take place to meet growing demand.

Output from existing mines is expected to halve between 2030 and 2040, resulting in a “significant gap” between uranium requirements for nuclear reactors and production volumes, the WNA report said.

“The demand signals are there” Mahesh Goenka, founder of market and commercial advisory firm Old Economy, told CNBC. The world has gone from the West looking to shut down capacity to it now extending reactor lifetimes beyond 2050, he said.

“The big leg up would come if the order book for new nuclear reactors in the West will start firming up... If the West can indeed build a big pipeline of reactor projects, that would mean demand for uranium grows much more rapidly than in the current scenario,” he said.

Boosting supply

The uranium market is widely exposed to geopolitical tensions due to sources of the supply. Kazakhstan continues to lead global production with 40% of global supply, of which the country owns around half, according to Old Economy. Meanwhile Russia has around 40% of the world’s enrichment capacity.

There’s “momentum in the industry which we have not seen for decades,” Boris Schucht, CEO of uranium enrichment firm Urenco, told CNBC on the sidelines of the World Nuclear Association symposium last week. He added that the seven to 10-billion-euro ($8.2 billion to $11.8 billion) market is seeing steady annual growth of 1-2%.

“It’s a small growing market. It’s a limited market, [that’s] not very big, and it’s very expensive to develop technologies in this market. So that makes the market pretty complex,” he said.

The Dutch-British-German consortium conducted the “expensive exercise” of terminating all of its existing Russian contracts in 2022 when the Russia-Ukraine war started, Schucht said. The company is now looking to increase its capacity of Low Enriched Uranium (LEU) by 1.8 million Separative Work Units (SWU) across its four sites in Eunice, New Mexico, the Netherlands, Germany and the U.K.

“From now on, we will bring new capacity into the market, starting in the U.S., but then the Netherlands and Germany will follow. What we have also seen is that most of our, especially our U.S., customers, were requesting very long term contracts.”

Other companies are also looking to increase supply in the U.S. The Uranium Energy Corporation (UEC) last week announced it will launch a subsidiary firm to develop a new Stateside uranium refining and conversion facility. Back in July, Eagle Energy Metals, which touts itself as the first U.S. company to explore uranium with Small Modular Reactor (SMR) tech, announced its plans to go public. Last week, French firm Orano shared plans to expand capacity in anticipation of post-“peak uranium” years.

Burgeoning market

Old Economy predicts a perceptible drop in existing uranium projects and supply in the second half of the 2030s due to depletion. Work must start now, for supply to then be made available. Those efforts include exploration, better understanding of resource bases and getting licenses and permitting underway.

“There’s a lot for miners to work through, both in terms of understanding the resource base, understanding the flow sheets, and developing the studies, but then also getting the stakeholder support in terms of licensing and social license to operate,” Goenka said, noting that uranium, as a commodity, lacks advanced management systems when it comes to managing price risk.

The Chicago Mercantile Exchange’s (CME) introduced a futures contract for uranium in 2007, but the endeavor has had little success, due to a lack of liquidity, according to Goenka.

Last year, Trilitech launched the uranium.io platform which uses blockchain technology to enable trading of tokenized uranium. The goal is to open up the market which is traditionally dominated by institutional investors, Ben Elvidge, head of applications at uranium.io, told CNBC at the WNA symposium.

“If you take apart the demand as it stands right now, there was already a shortfall of uranium last year to power the current fleet. That gap makes it, like any commodity investment, interesting,” said Elvidge.

Early demand came from traders looking to diversify their portfolio of crypto assets, Elvidge said. He added that they’ve also seen interest from traditional investors such as hedge funds and family offices, who might not be familiar with the nuclear thesis, but understand the fundamentals around uranium and don’t want to have the operational burden of trading larger amounts of uranium.

Regardless of new developments, Urenco’s Schucht urged caution when it comes to tech involvement in the market, telling CNBC that the current momentum should be harnessed jointly with the government in order to achieve what has been pledged.

“We need to be careful the nuclear market stays the nuclear market, and it will be not a [quickly] exploding tech market [as] the processes that you have in nuclear, around nuclear safety, design and planning, will not allow for that,” the CEO said, adding that he was skeptical about the ability of the nuclear industry, with its long cycles, to support short-term solutions from the tech sector.

“I strongly believe the market of [small modular reactors] and [advanced modular reactors] will play their role, but it will take time,” he said.

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Proposed Business Combination”), SVII has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-289798) (the “Registration Statement”), which includes a preliminary prospectus with respect to SVII’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A ordinary shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, the Proxy Statement or for any other document that SVII may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”), and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, is or will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s business; the abilities to execute Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of SVII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on The Nasdaq Stock Market LLC or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the PIPE financing may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII nor Eagle presently know or that SVII and Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described in the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII from time to time. Eagle and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle nor SVII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.